UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8F
Application for Deregistration of Certain Registered Investment Companies.
I.  General Identifying Information

1.  Reason fund is applying to deregister (check only one: for descriptions, see Instruction 1 above):

 [X] Merger
[ ] Liquidation
 [ ] Abandonment of Registration
(NOTE: abandonments of registration answer only questions 1 through 15, 24 and 25 of this form and complete certification at the end of the form.)

[ ] Election of status as a BUSINESS DEVELOPMENT COMPANY
(NOTE: business development companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of Fund:

High Yield Variable Account

3. Securities and Exchange Commission File No.: 811-3562

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

 [ ] Initial Application   [X] Amendment

5. Address of Principal Executive Office* (include No. & Street, City, State, Zip Code):

* The Registrant was a managed separate account of Sun Life Assurance Company of Canada (U.S.), a stock life insurance company incorporated under the laws of Delaware (the "Company").  The principal executive office of the Company is One Sun Life Executive Park, Wellesley Hills, MA 02181.

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Susan A. Pereira
Massachusetts Financial Services Company
111 Huntington Avenue
Boston, MA 02199
617-954-5000

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7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Massachusetts Financial Services Company
111 Huntington Avenue
Boston, MA 02199
617-954-5000

 NOTE: once deregistered, a fund is still required to maintain and preserve the records described in rules 31A-2 for the periods specified to those rules.

8. Classification of fund (check only one):

 [X] Management company;
 [ ] Unit Investment trust; or
 [ ] Face-amount certificate company.

9. Sub classification if the fund is a management company (check only one):

 [X] Open-End        [ ] Closed-End

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Separate account of Sun Life Assurance Company of Canada (U.S.), a stock life insurance company incorporated under the laws of Delaware.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Massachusetts Financial Services Company
111 Huntington Avenue
Boston, MA 02199

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contract with those underwriters have been terminated:

Clarendon Insurance Agency, Inc.
One Sun Life Executive Park
Wellesley Hills, MA 02481

13. If the fund is a unit investment trust ("UIT") provide:

 (A) Depositor's name(s) and address(es):

(B) Trustee's name(s) and address(es):

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14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

 [ ] Yes       [X] No

If Yes, for each UIT state:
 Name(s):

 File no.: 811-______

 Business Address:

15. (a)  Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes       [ ] No

If yes, state the date on which the board vote took place: July 14, 2011

If no, explain:

(b)  Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes       [ ] No

If yes, state the date on which the shareholder vote took place:  November 17, 2011

If no, explain:

II.Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ ] Yes       [X] No**

** At the close of business on December 2, 2011, the Registrant transferred all of its investment-related assets and liabilities to MFS High Yield Portfolio (the "Surviving Fund"), a series of MFS Variable Insurance Trust II (File Nos. 811-3732; 2-83616) in exchange for Initial Class shares of the Surviving Fund.  On December 2, 2011, Money Market Variable Account ("MMVA") (File Nos. 811-3563; 33-19628 and 2-79141) amended its registration statement and converted from a managed separate account to a unit investment trust with the Surviving Fund as an investment option and changed its name to Sun Life of Canada (U.S.) Variable Account L (after the amendment, the "New UIT").   Both the transfer and the amendment to MMVA's registration statement was part of a transaction (the "Reorganization") to restructure the Registrant as a sub-account to the New UIT.  Immediately after the Reorganization, each contract owner had an interest in the New UIT equal in value to that contract owner's interest in the Registrant immediately prior to the Reorganization.

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(a) If yes, list the date(s) on which the fund made those distributions:

(b) Were the distributions made on the basis of net assets?

  [ ] Yes       [ ] No

 (c) Were the distributions made pro rata based on share ownership?

[ ] Yes       [ ] No

 (d) If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers,       provide the exchange ratio(s) used and explain how it was calculated:

              Please see ** above for a description of the transaction.  The exchange ratio (and an explanation of how it was calculated) used in connection with the transfer of the Registrant's investment-related assets and liabilities in exchange for Initial Class shares of the Surviving Fund was as follows:

Exchange ratio:  20.7996389892

The exchange ratio was determined by dividing the Net Asset Value per share of the Registrant by the Net Asset Value per share of the Initial Share Class of the Surviving Fund.

(e) Liquidations only:
    Were any distributions to shareholders made in kind?

    [ ] Yes       [ ] No

 If yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:

 Has the fund issued senior securities?

[ ] Yes       [ ] No

If yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

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18. Has the fund distributed all of its assets to the fund's shareholders?

 [ ] Yes       [X] No (please see ** above for a description of the transaction)

  If No,
(a) How many shareholders does the fund have as of the date this form is filed?  None

 (b) Describe the relationship of each remaining shareholder to the fund:  N/A

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes       [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?

 [ ] Yes       [X] No

 If yes,

 (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

[ ]  Yes       [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes       [X] No

 If yes,

 (a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

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IV. Information About Event(s) Leading To Request for Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

Expenses incurred in connection with the Reorganization are as follows:
(i) Legal expenses:  $16,307.25
(ii) Accounting Expenses:   $2,750.00
(iii) Other expenses (list and identify separately): $21,343.09 Proxy related costs
(iv) Total expenses (sum of lines (i)-(iii) above): $40,400.34

(b) How were those expenses allocated?  The investment adviser paid the expenses of both the Surviving Fund and the Registrant.

(c) Who paid those expenses?  The investment adviser paid the expenses of both the Surviving Fund and the Registrant.

  (d) How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

 [ ] Yes       [X] No

 If yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

 [ ] Yes       [X] No

 If yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes       [X] No

 If Yes, describe the nature and extent of those activities:

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VI. Mergers Only

26. (a) State the name of the fund surviving the Merger:  Please see ** above for a description of the transaction.

(b) State the Investment Company Act file number of the fund surviving the Merger: 811-________
Please see ** above for description of the New UIT and the Surviving Fund.

(c) If the merger or reorganization agreement has been filed with the Commission; state the file number(s), form type used and date the agreement was filed:

Post-Effective Amendment to the MFS Variable Insurance Trust II's Registration Statement on Form N-14 (File Nos. 333-176369; 2-83616) was filed on December 19, 2011.

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of High Yield Variable Account, (ii) he or she was the Assistant Secretary of High Yield Variable Account, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

SUSAN A. PEREIRA
SUSAN A. PEREIRA
Assistant Secretary

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